Ecopetrol S.A. informs Board of Directors decision regarding assets from Occidental Petroleum Corp.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (the “Company”) informs that, at its board of directors’ meeting held on July 31, 2024, after analysis and evaluation, the Company's board of directors decided not to acquire any percentage of the assets of CrownRock, L.P. that are being purchased by Occidental Petroleum Corp.

Bogotá D.C., August 1, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

For more information, please contact:

Head of Capital Markets (a)

Lina Maria Contreras Mora

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co